Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MyFloraDNA Inc.
1451 River Park Dr
Sacramento, CA 95815
www.myfloradna.com

Up to $1,234,973.04 in Common Stock at $6.44
Minimum Target Amount: $14,998.76

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: MyFloraDNA Inc.
Address: 1451 River Park Dr, Sacramento, CA 95815
State of Incorporation: DE
Date Incorporated: November 19, 2019

Terms:

Equity

Offering Minimum: $14,998.76 | 2,329 shares of Common Stock
Offering Maximum: $1,234,973.04 | 191,766 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.44
Minimum Investment Amount (per investor): $244.72

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Tier 1

Invest $800+ within the first 2 weeks and receive a personalized Science Coffee Mug, plus 5% bonus shares.

Tier 2

Invest $2,000+ within the first 2 weeks and receive Tier 1 + a 6-month Tidal Streaming Music Hi-FI Subscription, plus 10% bonus shares.

Tier 3

Invest $5,000+ within the first 2 weeks and receive Tier 2 + One ticket for COSI Center of Science and Industry, Ohio + TITANIC: THE ARTIFACT EXHIBITION (if available 2024 or 2025), plus 15% bonus shares. (Accommodation & airfare are not provided).

Tier 4

Invest $10,000+ within the first 2 weeks and receive Tier 3 + one ticket for Kennedy Space Center Small Group VIP Experience (Accommodation & airfare are not provided), plus 20% bonus shares.

Tier 5

Invest $30,000+ within the first 2 weeks and receive Tier 4 + Investor's name acknowledgment in Research Publications and our CRISPR peanut research, VIP Lab Tour to our facilities and VIP Ticket for ISHS Conference Sacramento CA 2025 (Accommodation & airfare not provided) , and Recognition on the Company Website, plus 25% bonus shares.

Amount-Based Perks

Tier 1

Invest $800+ and receive a personalized Science Coffee Mug.

Tier 2

Invest $2,000+ and receive Tier 1 plus a 6-month Tidal Streaming Music Hi-FI Subscription, and 5% bonus shares.

Tier 3

Invest $5,000+ and receive Tier 2 plus One ticket for COSI Center of Science and Industry, Ohio + TITANIC: THE ARTIFACT EXHIBITION (if available 2024 or 2025)(Accommodation & airfare are not provided), and 10% bonus shares.

Tier 4

Invest $10,000+ and receive Tier 3 plus one ticket for Kennedy Space Center Small Group VIP Experience (Accommodation & airfare are not provided), and 15% bonus shares.

Tier 5

Invest $30,000+ and receive Tier 4 plus Investor's name acknowledgment in Research Publications and our CRISPR peanut research, VIP Lab Tour to our facilities and VIP Ticket for ISHS Conference Sacramento CA 2025 (Accommodation & airfare not provided) , Recognition on the Company Website, and 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

MyFloraDNA will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.44/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $644. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MyFloraDNA Inc. company and its R&D division are dedicated to bringing the power of CRISPR technology to help 6.1 million Americans suffering from peanut allergies and address global food security challenges.

MyFloraDNA Inc. is led by an exceptional team with extensive experience in agriculture and academia, with expertise in biotechnology, genome engineering, genomics, product development, and business value creation. Our team also has extensive proficiency in computational biology, gene modeling, crop transformation, and commercialization.

Our team includes former PhD students from Jennifer Doudna's lab (recipient of 2020 Nobel Prize in Chemistry for CRISPR). Our CEO collaborated directly with Dr. Doudna from 2018-2021. With over 60% of our team holding PhDs, MyFloraDNA Inc. is a powerhouse of scientific expertise, including science leaders from top universities and direct experience with the most prominent agriculture companies in the field, such as Corteva.

Our R&D Division is a leading pureplay gene-editing innovator dedicated to revolutionizing peanut allergies by making them peanuts allergenic-free.

Our experts have leveraged their past job experiences to drive pioneering gene-editing breakthroughs across various crops, including direct work with peanut, soybean, corn, cotton, tomato, hemp, and wheat. They have also successfully led technology transfer initiatives within the industry.

MyFloraDNA, Inc., has one wholly-owned subsidiary, GeneGuru, LLC, which is the sole member and owner of Maxgene Bioscience LLC, which is a subsidiary dedicated to research and development. All subsidiaries role up to the parent MyFloraDNA and both subsidiaries are Delaware incorporated LLCs.

Competitors and Industry

At MyFlora DNA, we are innovating in pathogen testing services and gene editing.

We stand out amongst other competitors in the peanut industry by offering an integrated solution including CRISPR technology, trait discovery and development, and crop transformation under one roof. Our scientists have already identified the genes that need to be deleted at the source.

Our SafePeanut Research Project applies revolutionary gene-editing technology to agriculture. We're tackling the large peanut and peanut allergy market, valued at a SOM of $22.8 million , SAM of $1.3 billion, and a TAM of $90.4 billion.

The 6.1 million Americans allergic to peanuts live in fear of severe reactions, driving up healthcare costs and limiting food choices. Our application could save millions of dollars to Americans in medication and treatments. At MyFlora DNA, we've harnessed the power of CRISPR technology to create non-allergenic peanuts. We offer a revolutionary solution: safer enjoyment for allergy sufferers (reducing emergencies), significant cost savings for producers (through less allergen management), expanded market reach with new consumers, and faster innovation for allergy-friendly products.

Competitors include the following companies with are direct competitors in the agriculture industry: Solis Agroscience, Sound agriculture, Pairwise, Cibus, Naturenurtured, Betterseeds.

Current Stage and Roadmap

Current Stage: MyFlora DNA has already raised $890,000 and is ready to help over 6.1 million Americans who suffer from peanut allergies with our non-allergenic peanut innovation: CRISPR.

Our gene editing is in the research and development stage currently.

Future Roadmap: Help us continue to grow and invest in a company that's developing innovative solutions to feed a growing population with more nutritious and resilient crops. Join us in harnessing the power of gene editing to cultivate a healthier future for our planet.

Our next three years include the following plans:

1. We will conduct a proof of concept and research phase for the peanut allergy-free project. Also, our key focus will be the patenting procedures to protect our inventions.

2. Moving forward with the current provisional patent, once we secure the final patent for our innovative gene editing protocol, we plan to start offering feasibility studies and gene editing services for other crops in high demand from companies in the agriculture industry. This will help generate initial revenues for our research and development division.

3. Additionally, we will continue to provide our pathogen testing services and expand our pathogen portfolio to cover a wider range of crops.

The Team

Officers and Directors

Name: Angel V Fernandez Marti

Angel V Fernandez Marti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Director, and Principal Accounting Officer
  Dates of Service: November, 2019 - Present
  Responsibilities: Angel's role encompasses a blend of business acumen, scientific understanding, and strategic vision. I am establishing the overall vision and direction of the company, setting long-term goals, and guiding the organization through various stages of development, from research to commercialization. Angel currently receives a salary compensation of $180,000 for this role.

Other business experience in the past three years:

- Employer: University of California Berkeley
  Title: Plant Scientist
  Dates of Service: January, 2018 - October, 2023
  Responsibilities: Angel oversaw projects involving Next Generation Sequencing (Illumina and PacBio); and bioinformatics (WGS, GBS, and GWAS). Also, Angel was training PhD students from the same research group.

Other business experience in the past three years:

- Employer: San Joaquin Delta College
  Title: Adjunct Professor
  Dates of Service: March, 2020 - Present
  Responsibilities: Teaching Plant Science and Soil Science

Name: Francisco Javier Buendia Solis

Francisco Javier Buendia Solis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Operations Officer, and Director
  Dates of Service: November, 2019 - Present
  Responsibilities: As COO and Co-Founder of MyFloraDNA, I lead strategic and operational initiatives to drive company growth and innovation, focusing on product development, market expansion, and organizational effectiveness to streamline the path from research to market. Francisco currently receives a salary compensation of $100,000 for this role.

Other business experience in the past three years:

- Employer: Zataca Systems
  Title: Intra Entrepreneur
  Dates of Service: July, 2020 - December, 2021
  Responsibilities: As an intrapreneur at Zataca, I had the incredible opportunity to leverage internal resources, capabilities, and innovation to develop new products, services, or processes that drove business growth. I was honored to act as internal catalysts, pushing the boundaries of what's possible within the organization to capture new market opportunities.

Name: Ajith Anand

Ajith Anand's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientific Officer
  Dates of Service: August, 2023 - Present
  Responsibilities: As the CSO of MaxGene Biosciences, I lead the strategic growth and innovation of the R&D organization, technological advancements, and overall business growth, leveraging my 20+ years of experience in the agricultural biotechnology and related industry. Ajith currently receives salary compensation of $140,000 for this role.

Other business experience in the past three years:

- Employer: Conception Nursery
  Title: Director of Research and Development
  Dates of Service: November, 2021 - December, 2022
  Responsibilities: Managed R&D innovation and operations, achieving successful product launches for substantial business valuation. Led a diverse team of 10+ scientists with a $5.0 million annual budget.

Other business experience in the past three years:

- Employer: Corteva Agriscience
  Title: Technology Leader
  Dates of Service: February, 2019 - September, 2021
  Responsibilities: Served as a crucial liaison between R&D, executive leadership, and the business portfolio, ensuring informed decision-making and effective execution strategies. Offered technical and tactical support to R&D, legal, and business teams. Led a team of six and indirectly influenced over 100 scientists in a matrix organization.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the

unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational peanut allergy-free project or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Gene Editing Protocol. Delays or cost overruns in the development of our PeanutFree Allergy and failure of the research to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and the results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are engaged in complex and highly regulated genetic research
The Company is focused on pioneering CRISPR research to edit peanuts in order to eliminate allergens, which involves significant scientific, ethical, and regulatory challenges. Our success depends on our ability to demonstrate the safety and efficacy of our genetically edited peanuts through rigorous testing and regulatory approval processes. The outcomes of these efforts are uncertain, and there is a high risk of failure. Additionally, the regulatory approval process for genetically modified organisms (GMOs) is lengthy, expensive, and subject to change, which could delay or prevent our ability to bring our product to market. Moreover, ethical concerns and public perception of GMOs could influence regulatory decisions and market acceptance, further increasing the risk to our business.

The subsidiary is in an early stage company and has not yet generated any profits
[MaxGene Bioscience LLC] was formed on [May 16, 2023]. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. [MaxGene Bioscience LLC] has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Focus on Peanut Allergy-Free Project and Potential Diversification into Other Crops
Our primary focus is on the development and commercialization of our peanut allergy-free project. However, we may allocate a portion of the funds raised in this offering to research and development opportunities related to other crops, should such opportunities arise. This strategy introduces several risks:

Diversion of Resources
Pursuing other crop research may divert financial and operational resources from our core peanut allergy-free project, potentially delaying its development and commercialization timelines.

Financial Risks
Investing in additional crops could increase overall expenses and financial risk. Unforeseen challenges in these new projects could adversely affect financial stability.

Uncertain Returns
Success may become dependent on multiple projects rather than just the peanut allergy-free initiative, increasing uncertainty in achieving business goals and potentially impacting investor returns.

Market and Regulatory Risks
Entering new agricultural markets involves navigating different market dynamics and regulatory environments, adding additional risks and complexities.

We are engaged in complex and highly regulated genetic research
The Company is focused on pioneering CRISPR research to edit peanuts in order to eliminate allergens, which involves significant scientific, ethical, and regulatory challenges. Our success depends on our ability to demonstrate the safety and efficacy of our genetically edited peanuts through rigorous testing and regulatory approval processes. The outcomes of these efforts are uncertain, and there is a high risk of failure. Additionally, the regulatory approval process for genetically modified organisms (GMOs) is lengthy, expensive, and subject to change, which could delay or prevent our ability to bring our product to market. Moreover, ethical concerns and public perception of GMOs could influence regulatory decisions and market acceptance, further increasing the risk to our business.

Focus on Peanut Allergy-Free Project and Potential Diversification into Other Crops
Our primary focus is on the development and commercialization of our peanut allergy-free project. However, we may allocate a portion of the funds raised in this offering to research and development opportunities related to other crops, should such opportunities arise. This strategy introduces several risks: Diversion of Resources: Pursuing other crop research may divert financial and operational resources from our core peanut allergy-free project, potentially delaying its development and commercialization timelines. Financial Risks: Investing in additional crops could increase overall expenses and financial risk. Unforeseen challenges in these new projects could adversely affect financial stability. Uncertain Returns: Success may become dependent on multiple projects rather than just the peanut allergy-free initiative, increasing uncertainty in achieving business goals and potentially impacting investor returns. Market and Regulatory Risks: Entering new agricultural markets involves navigating different market dynamics and regulatory environments, adding additional risks and complexities.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Angel V Fernandez Marti	1,200,000	Common Stock	43.932%
Francisco Javier Buendia Solis	800,000	Common Stock	29.288%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 191,766 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 2,731,464 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below which contain a voting proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 135,175 shares issued and outstanding under the 2023 stock incentive plan.

The total amount outstanding includes 200,175 shares available to be issued under the 2023 stock incentive plan.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $90,000.00
  Use of proceeds: Research and Development
  Date: November 24, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $60,000.00
  Use of proceeds: Research and Development
  Date: February 16, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $710,000.00
  Use of proceeds: Research and Development
  Date: March 29, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,097,372, compared to $2,780,074 in fiscal year 2023. This significant increase is attributed to enhanced processing capabilities at our new facility, a high demand for testing services from multi-state operators, and strategic new hires in the sales department, which expanded our presence in California and other territories across the US.

Cost of sales

The cost of Sales for fiscal year 2022 was $209,704, compared to $422,731 in fiscal year 2023. This increase is primarily due to higher sales volume. However, the proportion of the cost of sales relative to revenue decreased in 2023 compared to 2022. This improvement is the result of supplier volume negotiations and our R&D efforts, which optimized the production process and reduced the utilization of chemicals and enzymes required for the tests.

Gross margins

Gross profit for fiscal year 2022 was $887,668, compared to $2,357,343 in fiscal year 2023. Gross margins as a percentage of revenue increased from 80% in 2022 to 84% in 2023. This improvement is attributed to the optimization of our production process and cost reductions achieved through successful supplier negotiations.

Expenses

The Company's expenses primarily consist of employee compensation and benefits, R&D expenses including those for MaxGene Bioscience, and fees for professional services. Expenses increased from $1,102,188 in 2022 to $2,289,941 in 2023. This rise is attributed to higher compensation and benefits costs such as health and 401k aimed at retaining and attracting top talent. Additionally, in 2023, the Company expanded its team by hiring new employees for R&D, opening a facility for MaxGene Bioscience, and digitalizing strategy through in-house software development.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We believe the historical cash flows will not be indicative of the revenue and cash flows expected for the future because The Company is expanding its service portfolio, entering new markets, and has invested in a research and development facility, which is now poised to generate profitable projects within the agriculture industry. Past cash was primarily generated through sales and equity investments. Our goal is to achieve a consistent year-over-year increase in revenue and profitability.

Given the Company's expansion into new markets, the introduction of innovative CRISPR technology, and prior R&D activities aimed at improving processes and reducing production costs, we believe that historical cash flows are not representative of future expectations. The anticipated growth from these initiatives is expected to significantly enhance our revenue and cash flow patterns.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2024, the Company has capital resources available in the form of a line of credit for $49000 from Bank of America, and $314.027,18 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company; however, it is necessary for the R&D Peanut allergy-free Project. Of the total funds that our Company has, 89% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for # 2.4 months without additional funding. This is based on a current monthly burn rate of $150,000 for expenses related to salaries: $65.000 R&D: $44,000 Rent: $14,000 Software&office supplies: $3,000, Materials and supplies: $13,000, Advertising: $1000, General Insurance 1500, administrative expenses $8,500

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 10 of months . This is based on a current monthly burn rate of $150,000 for expenses related to salaries: $65.000 R&D: $44,000 Rent: $14,000 Software&office supplies: $3,000 , Materials and supplies: $13,000, Advertising: $1000, General Insurance 1500, administrative expenses $8,500

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises as a second option in case we do not reach the funding goal.

Indebtedness

- Creditor: Owners - Angel Fernandez and Javier Buendia
  Amount Owed: $5,500.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2025

- Creditor: Intuit Financing
  Amount Owed: $96,353.00
  Interest Rate: 9.99%
  Maturity Date: May 06, 2025

Related Party Transactions

- Name of Person: Angel Fernandez and Javier Buendia
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The two Directors and Officers of the company have provided a shareholder loan to the business
  Material Terms: The amount is $5,500 with no interest rate and matures 12/31/2025.

- Name of Person: The CEO's wife
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: In 2023, the Company purchased a car (Toyota Camry) of the CEO's wife for $4,500.
  Material Terms: There are not other material terms related to the transaction.

Valuation

Pre-Money Valuation: $17,590,628.16

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.76 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,973.04, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  65.0%

We will use 65% of the funds raised for supplies and researcher's wages associated with the development of technology and new products.

- Equipment
  7.0%
  We will use 7% of the funds raised to invest in equipment for the preparation of peanut-free allergy research and the development of CRISPR protocols.

- Facility Improvements
  5.0%
  We will use 5% of the funds raised to improve our facility, ensuring it exceeds the standards for research and development purposes.

- License and Patent Filing
  7.0%
  We will use 7% of the funds raised to cover expenses on legal and government fees necessary to comply with the licensing requirements and Patents.

- Customer Research and Market Testing:
  9.5%
  We will use 10.5% of the funds for conducting comprehensive customer research and market testing to better understand our audience and refine our research in peanut-free allergy.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.myfloradna.com (https://myfloradnagroup.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/myfloradna

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MyFloraDNA Inc.

[See attached]

MyFloraDNA Inc.
(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: MyFloraDNA Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2022 & 2023 and the related consolidated statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 30, 2024

MyFLORADNA INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:	-	-
Cash and Cash Equivalents	407,060	464,535
Accounts Receivable	370,066	208,773
Prepayments	13,601	3,848
Other Current Assets	74	674
Total Current Assets	790,800	677,830
Non-Current Assets:		
Furnitures, Machineries, & Equipment - net	75,279	3,307
Intangible Asset - net	-	24,127
Other Non-Current Assets	29,059	-
Total Non-Current Assets	104,339	27,435
TOTAL ASSETS	895,139	705,265
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	57,049	21,676
Accrued Expenses & Other Payables	83,229	39,402
Payroll Liability	59,375	25,193
Total Current Liabilities	199,653	86,271
Non-Current Liabilities:		
Convertible Notes	-	890,000
Shareholders Loan	5,500	5,500
Loans Payable	96,353	-
Total Non-Current Liabilities	101,853	895,500
TOTAL LIABILITIES	301,506	981,771
EQUITY		
Common Stock	238	200
Additional Paid-In Capital	912,557	9,925
Retained Earnings	(319,161)	(286,631)
TOTAL EQUITY	593,634	(276,507)
TOTAL LIABILITIES AND EQUITY	895,139	705,265

MyFLORADNA INC. CONSOLIDATED STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Net Sales	2,780,074	1,097,372
Cost of Sales	422,731	209,704
Gross Profit	2,357,343	887,668
Operating Expenses		
General and Administrative Expense	1,582,950	922,708
Advertising and Marketing Expense	48,872	20,757
Payroll Expense	651,253	157,180
Bad debt expense	6,866	1,543
Total Operating Expenses	**2,289,941**	**1,102,188**
Total Income/(Loss) from Operations	**67,402**	**(214,520)**
Other Income/Expense		
Other Income	6,416	1,000
Total Other Income/Expense	**6,416**	**1,000**
Earnings Before Income Taxes, Depreciation, and Amortization	**73,818**	**(213,520)**
Depreciation Expense	84,319	2,170
Amortization Expense	24,127	313
Net Income (Loss)	**(34,629)**	**(216,003)**

MyFLORADNA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(34,628)	(216,003)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(161,293)	(193,231)
Prepayments	(9,753)	(3,848)
Other Current Assets	600	(674)
Bad debt expense	6,866	1,543
Depreciation Expense	84,319	2,170
Amortization Expense	24,127	313
Notes Receivable	-	17,545
Other Non-Current Assets	(29,059)	-
Accounts Payable	35,374	21,676
Accrued Expenses & Other Payables	43,827	39,402
Payroll Liability	34,182	25,193
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	29,190	(89,912)
Net Cash provided by (used in) Operating Activities	(5,438)	(305,914)
INVESTING ACTIVITIES	-	-
Furnitures, Machineries, & Equipment	(146,292)	(7,458)
Intangible Asset	-	(24,127)
Net Cash provided by (used in) Investing Activities	(146,292)	(31,586)
FINANCING ACTIVITIES		
Shareholders Loan	-	1,500
Loans Payable	96,353	-
Convertible Notes	-	770,000
Retained Earnings adjustment	(2,098)	125
Net Cash provided by (used in) Financing Activities	94,255	771,625
Cash at the beginning of period	464,535	30,409
Net Cash increase (decrease) for period	(57,475)	434,125
Cash at end of period	407,060	464,535

MyFLORADNA INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock				
	# of Shares	$ Amount	APIC	Retained Earnings (Deficit)	Total Shareholder's Equity
Beginning balance at 1/1/22	5,000	10,000	-	(70,504)	(60,504)
Common Stock Split	1,995,000	(9,800)	9,800	-	-
Stock Incentive	12,500	-	125	-	125
Prior Period Adjustment	-	-	-	(125)	(125)
Net income (loss)	-	-	-	(216,003)	(216,003)
Ending balance at 12/31/22	2,012,500	200	9,925	(286,631)	(276,507)
Issuance of Common Stock	-	-	-	-	-
Convertible Notes	379,318	38	902,589	-	902,627
Stock Incentive	4,296	-	43	-	43
Prior Period Adjustment	-	-	-	2,098	2,098
Net income (loss)	-	-	-	(34,628)	(34,628)
Ending balance at 12/31/23	2,396,114	238	912,557	(319,161)	593,634

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

MyFloraDNA Inc. was incorporated on November 19, 2019, with a mission to revolutionize plant cultivation through advanced DNA testing services. Located at 1451 River Park Dr, suite 130, Sacramento California, United States, MyFloraDNA Inc. serves clients not only across the United States but also globally.

The core service offered by MyFloraDNA Inc. revolves around plant DNA testing. By harnessing cutting-edge technology, the Company assists growers, cultivators, and nurseries in identifying viruses and other pathogens that affect plants. This crucial service helps customers detect and mitigate potential threats to their crops, thereby enhancing yield, quality, and overall plant health.

The revenue generation model of MyFloraDNA Inc. primarily relies on providing specialized DNA testing services on plant samples from customers. These services encompass comprehensive analysis and reporting, enabling growers to make informed decisions about their cultivation practices and disease management strategies.

MyFloraDNA Inc. has two wholly-owned subsidiaries and both were formed in the state of Delaware:

1. GeneGuru, LLC - formed on May 18, 2023.
2. MaxGene BioScience, LLC - formed on May 18, 2023.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

There is a concentration of few customers that represent a large portion of the company's sales, but it does not represent a high risk for the company because the company's strategy is to capture Multi-State Operators (MSO) as Customers that are even larger customers in the industry than the ones the Company presently has.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. It is important to note however, that the parent company, Myflordadna, resulted in a profit for both years before consolidation. The resulting losses are due to the consolidation of one subsidiary's operations which had a material Research and Development expense. The investment in Research and Development is expected to provide long-term benefit for the Company. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The financials of the Company include its two wholly-owned subsidiaries as mentioned in Note 1 which were all formed in Delaware. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $464,535 and $407,060 in cash and cash equivalents as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computer Equipment	1	9,450	(6,130)	-	3,320
Laboratory Equipment	1	103,199	(66,046)	-	37,153
Furniture	5	42,450	(9,894)	-	32,556
Vehicles	1	4,500	(2,250)	-	2,250
Software & Licenses	1	24,127	(24,127)	-	0
Grand Total	**-**	**183,727**	**(108,447)**	**-**	**75,279**

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 1 year. As of December 31, 2023, the Company has fully-amortized Intangible Asset.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing Pathogen testing services for plants. Eighty Percent (80%) of the sales are performed on credit, with payment terms commonly set at 60 days. This means that the company bills the customer once the testing process is completed, but the customer pays after 30 or 60 days. 20% of the sales are collected right after the results of analysis are ready to be released. In this case, the customer pays before receiving the results, and there is no credit extended.

The Company's primary performance obligation is fulfilled when the testing process is completed, and the results are ready to be released to the customer.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. On May 02, 2023, the Company had engaged an independent appraiser to value the Company's common stock which resulted in a $0.78 valuation per share.

Additionally, in May 2023, the execution of the convertible notes (See Note 5 for details) set the price per share at $2.80, reflecting higher investor confidence in Myfloradna.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2022	199,500	0.01	$ -
Granted	-		$ -
Exercised	(12,500)	0.01	$ -
Expired/canceled	(120,500)		
Total options outstanding, December 31, 2022	66,500	0.78	$ -
Granted	90,971	0.78	$ -
Exercised	(4,296)	0.78	$ -
Expired/canceled	(18,000)		
Total options outstanding, December 31, 2023	135,175	0.78	$ -
Options exercisable, December 31, 2023	60,422	0.78	$ -

Nonvested options, January 1, 2022	Nonvested Options	Weighted Average Fair Value
Granted	66,500	-
Vested	(60,422)	-
Forfeited	-	-
Nonvested options, December 31, 2022	6,078	-
Granted	72,971	-
Vested	(4,296)	-
Forfeited	-	-
Nonvested options, December 31, 2023	74,753	-

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

a. In 2023, the company purchased a car (Toyota Camry) of the CEO's wife for $4,500.
b. In 2022, the co-funders / CEOs loaned the Company amounting to $5,500.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

a. On February 27, 2023, the Company entered into a Lease Agreement with 1451 River Park Dr, LLC. The premises contain Suite 130 consisting of approximately 4,343 rentable square feet ("Premises Rentable Area") on the first floor of that certain office building ("Building") located at 1451 River Park Drive, Sacramento, CA 95815 ("Project"). The Lease Term is a forty-two full calendar month (42 months) that will commence on April 01, 2023.

Lease payments subsequent to 2023

Year Ending December 31,	Payment
2024	79,477
2025	84,689
2026	66,448
Thereafter	-

b. In April 2024, California Department of Tax and Fee Administration requested information regarding the Company's state purchases, intended to determine if the Company is in business or making frequent purchases that would require registration with the CA agency.

NOTE 5 – LIABILITIES AND DEBT

Shareholders Loan - Amount of money extended by CEOs to the company in the form of loan. See Note 3.b.

Loans Payable - On May 25, 2023, the Company entered into a business loan agreement with Intuit Financing Inc. ("IFI") amounting to $125,000 payable in 24 monthly payments with an interest rate of 9.99% per annum, and a monthly amortization of $5,769.01. As of December 31, 2023, the Company has an outstanding loan obligation of $96,353.00.

Convertible Notes - All convertible notes in the year 2022 were converted to common stocks in the year 2023 with a total value of $902,626.60 including the interest.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 2,012,500 and 2,396,114 shares were issued and outstanding as of December 31, 2022 and December 31, 2023, respectively.

Voting Rights

Except as otherwise provided by law, only persons in whose names shares entitled to vote stand on the stock records of the Corporation on the record date for determining the stockholders entitled to vote at said meeting shall be entitled to vote at such meeting. Shares standing in the names of two or more persons shall be voted or represented in accordance with the determination of the majority of such persons, or, if only one of such persons is present in person or represented by proxy, such person shall have the right to vote such shares and such shares shall be deemed to be represented for the purpose of determining a quorum.

Dividends

Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 30, 2024 the date these financial statements were available to be issued. See Note 4.b.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Making peanuts allergy-free

6.1 million Americans suffer from peanut allergies, and two-thirds of child fatalities from food allergies are from peanuts. The Research and Development division at MyFloraDNA Inc is dedicated to safe science to enhance people's lives. We're taking the allergies away from...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MyFloraDNA
Making peanuts allergy-free

$0 Raised

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

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$6.44 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$244.72	$17.59M

REASONS TO INVEST

- Peanuts are America's staple food, yet millions of peanut-allergy sufferers present a health epidemic, costing the US $790.7 million in 2022. Eliminating allergies saves lives and presents a huge market opportunity.

- We aim to keep people safe from dangerous allergies, empowering growers & food processors to expand the $90.4B peanut industry by applying CRISPR gene-edits for crop improvement.

- We apply computational biology, advanced CRISPR-gene editing technology & plant transformation to efficiently edit genes in various crops, accelerating the development of safe peanuts & reducing R&D time/costs.

TEAM



Angel Fernandez, PhD • Chief Executive Officer & Director

Angel Fernandez, Ph.D., is a plant geneticist specializing in molecular genetics and pathogen detection. He has researched at Kyoto University, Agrifood Research Center of Aragon, University of Adelaide, and UC Davis. Currently, he is the CEO of MyFloraDNA ...

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Francisco Javier Buendia • (Chief Operating Officer)

Francisco Javier Buendía Solís is the COO of MyFloraDNA, a leading genetic analysis company in the agriculture industry. With extensive operational management experience, he ensures the company's services meet high standards of accuracy and ...

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Ajith Anand, PhD • Chief Scientific Officer

As Chief Scientific Officer & VP of R&D at MyFloraDNA Inc., he leads R&D & business growth. With 20+ years in the ag industry, he has worked with DuPont Pioneer, Corteva Agroscience, & biotech startups. He specializes in genomics, genome editing, & synthe...

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THE PITCH

Revolutionizing Peanut Allergies

Our R&D division is one of the leading pureplay gene-editing innovators dedicated to revolutionizing peanuts by making them allergy-free.

MyFloraDNA Inc. is led by an exceptional team with extensive experience in agriculture and academia, with expertise in biotechnology, genome engineering, genomics, product development, and business value creation. Our team also has extensive proficiency in computational biology, gene modeling, crop transformation, and commercialization. Our experts have leveraged their past job experiences to drive pioneering gene-editing breakthroughs across various crops, including direct work with peanut, soybean, corn, cotton, tomato, hemp, and wheat. They have also successfully led technology transfer initiatives within the industry.

Our team includes former PhD students from Jennifer Doudna's lab (recipient of 2020 Nobel Prize in Chemistry for CRISPR). Our CEO collaborated directly with Dr. Doudna from 2018-2021. With over 60% of our team holding PhDs, MyFloraDNA Inc. is a powerhouse of scientific expertise, including science leaders from top universities and direct experience with the most prominent agriculture companies in the field, such as Corteva.



Why CRISPR?
Unique Market
Countless and priceless applications for fast and novel trait development with Gene Editing
Non-GMO
Edits genes by precisely cutting DNA and then letting natural DNA repair processes take over
New Era
The first advanced genome editing technology to treat peanut allergenics
The MyFloraDNA Dream Team
100 years combined experience in Ag industry and academia
200+ peer reviewed publications and top journals
Combined teaching experience of over 30+ years
Led by gene-editing pioneers, including former PhD students from Dr. Jennifer Doudna's Nobel Prize-winning CRISPR lab
Science leaders from industry giants like Corteva, top Universities and Ag companies

While our primary focus is the peanut allergy-free project, funds may also be allocated to R&D for other crops if opportunities arise.

THE PROBLEM & OUR SOLUTION

Non-Allergenic Peanut Innovation

America's love affair with peanuts is at an all-time high, with each person devouring a surprising 7.9 pounds per year. However, for 6.1 million Americans, this popularity comes with a hidden danger: peanut allergies. Peanut allergy is the most common food allergy in children under age 18 and the third-most common food allergy in adults. Experts say this number is escalating as raw peanuts and derived products can cause various serious and life-threatening reactions, including immediate-onset anaphylaxis. In fact, 5.6 million American children live with a life-threatening food allergy sending someone to the emergency room every three minutes, contributing to the $25 billion annual cost of caring for children with food allergies.[1,2 3]


The Problem
0.4% 1997
2.9% 2021
The rise in diagnoses, according to studies
7.9lbs All-time high peanut consumption in 2021
33M Americans
are estimated to have food allergies
$790.7M in 2024
Epinephrine estimated market size

Sources: Clemson University, Peanuts USA, FoodAllergy.org, Precedence Research

A growing number of people live in constant fear of a severe allergic reaction known as anaphylaxis. This reaction can be life-threatening, requiring immediate treatment with epinephrine (EpiPens). The rising cost of EpiPens, with a market size predicted to reach a staggering $790.7 million in 2024, reflects the growing burden of peanut allergies.[4,5,6]

Emergency prevention is not the solution.


The CRISPR Solution
Enhances Consumer Safety
Reduces Costs for Producers
Expands Market Reach
Accelerates Innovation

The 6.1 million Americans allergic to peanuts live in fear of severe reactions, driving up healthcare costs and limiting food choices. Our application could save millions of dollars to Americans in medication and treatments. At MyFloraDNA Inc, we're harnessing the power of CRISPR technology to create non-allergenic peanuts. We offer a revolutionary solution: safer products for allergy sufferers (reducing emergencies), faster innovation for allergy-friendly products, significant cost savings for producers (through less allergen management), decreased burden on our already taxed healthcare system, and expanded market reach with new consumers.

There are several major allergens known in peanuts, of which Ara h 1, Ara h 2, and Ara h 3 are the primary elicitors of allergic reactions in the USA. The significant allergens belong either to the Cupin or Prolamin superfamily proteins. Our team, by using comparative genomics and computational biology, has already identified in silico the three major plus other minor gene targets for editing the allergenic genes (confidential information) and also has demonstrated expertise in enabling gene-edits in multiple gene targets via multiplexing in several crops.[7,8]


CRISPR phases for non-allergic peanuts
1
Vector Construction
2
Ex-Plant Selection
3
Transient Expression
4
QC Edits Stable Events
5
Plant Regeneration
6
Genotyping stable events with edits*
*Gene editing steps
1. Trait Identification 2. Vector Construction 3. Plant Transformation

THE MARKET & OUR TRACTION

A Booming Peanut Market: Valued at $90.4B

We are applying revolutionary gene-editing technology to peanuts in our SafePeanut Research Project. We're tackling the problem associated with allergens in peanuts, valued at a TAM of $90.4 billion, a SAM of $1.3 billion and a SOM of $22.8 million. [9,10,11]


The Target Market
Global market size all (all products related to peanuts)
US Market size (Growers Only)
Royalties Revenue in 2026
$90.4B
TAM
$1.3B
SAM
$22.8M
SOM

Sources: Mordor Intelligence, NASS USDA, Mordor Intelligence

As the world's population surges, it's putting immense strain on our agricultural systems. MyFloraDNA Inc. aims to tackle this head-on by developing improved crops that are resilient, healthier and nutritious. The first CRISPR-edited salad hit the US markets in 2023[12], tomatoes with higher content of GABA is available in Japan (a $207 billion market, growing at a CAGR of 4.76[13]) and healthier mushrooms (a $50 billion market projected to reach $127 billion by 2031).[14,15]

Our Traction

$890K Raised

5 Traits Developed

Enhanced Hemp Crop

Our Milestones

First to demonstrate CRISPR in major crops like corn, soybean, and tomato.

Successful gene-editing in medicinal hemp (April 2024)

Development of a **proprietary transformation protocol** for hemp (February 2024).

Completion of **intellectual property filings** (April 2024).

Hemp Research

Traits Developed

- Yield
- THC knockout
- Disease Resistance
- Photoperiod insensitive
- Autoflowering
- Oil composition
- Drought and climate adaptation

Transformation Protocol archived in Feb 2024

Intellectual Property (IP) Filed in April 2024

$502,818.20
R&D investment

Potential Applications

- Medicinal and therapeutic
- Personal care and cosmetic products
- Hemp biofuel

We feel we stand out among other competitors in the peanut industry by offering an integrated solution including CRISPR technology, trait discovery and development, and crop transformation under one roof. Our scientists have already identified the genes that need to be deleted at the source. Those initial experiments have been validated through in-silico analysis (computational tools). The next step will be to make those changes directly in the plants and validate them in the greenhouse and field. MyFloraDNA Inc. blends a cutting-edge, innovation-driven mindset and a team with over 30 years of genomics experience to deliver the most advanced and reliable solutions to growers and consumers.

Since establishing our R&D division in 2023, we have moved to a new R&D facility, recruited top talent, developed a robust gene-editing research program for unique crops, enabled crop engineering technologies, and filed provisional IP for our technology in a short time compared to the traditional process in the biotech industry. This peanut project is a proof of concept. Once the concept is completed, we will partner with the peanut industry (producers and processors) to bring the product to market.

WHY INVEST

Join MyFloraDNA

MyFloraDNA has raised $890,000 for our R&D division to develop CRISPR protocols for crop enhancement. Our R&D efforts have focused on reducing costs to make pathogen prevention programs more accessible. Additionally, we have developed a provisional patent for Rapid Agrobacterium-Mediated Transformation in gene editing for hemp. Now the company is ready to help those million of Americans who suffer from peanut allergies with our non-allergenic peanut solution: CRISPR-gene editing technology.[16] Become a part of our journey when you invest in a company that's developing innovative solutions to feed a growing population by offering safer, more nutritious and resilient crops. Join us in harnessing the power of gene editing to cultivate a healthier future for our planet.

Your investment in our agricultural technology is both practical and ethical. Put your dollars to work and help us save lives.


Invest Today
Help us harness the power of gene editing to cultivate a healthier future for our planet.
31°
92%

ABOUT

HEADQUARTERS
1451 River Park Dr
Sacramento, CA 95815

WEBSITE
View Site

6.1 million Americans suffer from peanut allergies, and two-thirds of child fatalities from food allergies are from peanuts. The Research and Development division at MyFloraDNA Inc is dedicated to safe science to enhance people's lives. We're taking the allergies away from peanuts using proven CRISPR technology in a controlled environment.

TERMS

MyFloraDNA

Overview

PRICE PER SHARE
$6.44

VALUATION
$17.59M

DEADLINE
Oct. 9, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$244.72

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,973.04

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
2,329

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
191,766

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Tier 1

Invest $800+ within the first 2 weeks and receive a personalized Science Coffee Mug, plus 5% bonus shares.

Tier 2

Invest $2,000+ within the first 2 weeks and receive Tier 1 + a 6-month Tidal Streaming Music Hi-FI Subscription, plus 10% bonus shares.

Tier 3

Invest $5,000+ within the first 2 weeks and receive Tier 2 + One ticket for COSI Center of Science and Industry, Ohio + TITANIC: THE ARTIFACT EXHIBITION (if available 2024 or 2025), plus 15% bonus shares. (Accommodation & airfare are not provided).

Tier 4

Invest $10,000+ within the first 2 weeks and receive Tier 3 + one ticket for Kennedy Space Center Small Group VIP Experience (Accommodation & airfare are not provided), plus 20% bonus shares.

Tier 5

Invest $30,000+ within the first 2 weeks and receive Tier 4 + Investor's name acknowledgment in Research Publications and our CRISPR peanut research, VIP Lab Tour to our facilities and VIP Ticket for ISHS Conference Sacramento CA 2025 (Accommodation & airfare not provided) , and Recognition on the Company Website, plus 25% bonus shares.

Amount-Based Perks

Tier 1

Invest $800+ and receive a personalized Science Coffee Mug.

Tier 2

Invest $2,000+ and receive Tier 1 plus a 6-month Tidal Streaming Music Hi-FI Subscription, and 5% bonus shares.

Tier 3

Invest $5,000+ and receive Tier 2 plus One ticket for COSI Center of Science and Industry, Ohio + TITANIC: THE ARTIFACT EXHIBITION (if available 2024 or 2025)(Accommodation & airfare are not provided), and 10% bonus shares.

Tier 4

Invest $10,000+ and receive Tier 3 plus one ticket for Kennedy Space Center Small Group VIP Experience (Accommodation & airfare are not provided), and 15% bonus shares.

Tier 5

Invest $30,000+ and receive Tier 4 plus Investor's name acknowledgment in Research Publications and our CRISPR peanut research, VIP Lab Tour to our facilities and VIP Ticket for ISHS Conference Sacramento CA 2025 (Accommodation & airfare not provided) , Recognition o[...] and 20% bonus shares.

**In order to re[...]ent, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirem[...] offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

MyFloraDNA will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6.44/ share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $644. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Title: "Unlocking Solutions: CRISPR for Peanut Allergies"

Intro

[Opening Shot: A serene, allergen-free environment with happy people]

Narrator (Voiceover): "In a world where something as small as a peanut can be life-threatening, the need for solutions has never been more pressing."

[Cut to a classroom scene where a child is unable to participate due to allergies]

Narrator: "Imagine a child unable to enjoy a simple peanut butter sandwich or join friends for a birthday party because of a peanut allergy."

[Cut to a laboratory setting, scientists working with CRISPR technology]

Narrator: "But what if we could change that? What if science could offer a breakthrough?"

Science and development

[Cut to an interview with a scientist]

Scientist: "CRISPR-and gene-editing technology has the potential to revolutionize the way we approach peanut allergies. By precisely editing the genes coding for the allergic proteins, thereby reducing or eliminating peanut allergies , we can make them safe for consumption to everyone."

[Cut to a doctor or scientist in a lab setting.]

Narrator: "Peanut allergy occurs when our body's immune system reacts to certain proteins found in peanuts. The main culprits are proteins known as Ara h 1, Ara h 2, and Ara h 3."

[Cut to an animation showing the immune system reacting to peanut proteins.]

Narrator: "For about 1-2% of the US population, these proteins can trigger an allergic reaction. In some cases, this can lead to anaphylaxis, a severe and potentially life-threatening condition."

[Cut to a person experiencing an allergic reaction, then quickly to an emergency room setting.]

Narrator: "Anaphylaxis requires immediate medical attention. Tragically, about 13 deaths are reported every month in the US due to complications from anaphylaxis."

[Cut to a scientist in a lab setting.]

The CRISPR- gene editing technology will target the "Ara h" allergens to create gene deletions or knock out the genes responsible for allergenicity.

Our Team

[Cut to a montage of scientists working together]

Angel Fernandez: "Hi, I'm Angel Fernandez, Chief Executive Officer"

Ajith Anand: "Hey, I'm Ajith Anand, Chief Scientific Officer"

Arturo Ortega: "Hi, I'm Arturo Ortega, Gene Editing Molecular Scientist"

Chandra Emani: "Hey, I'm Chandra Emani, Research Scientist in Crop Transformation"

Angel Fernandez: "We've put together a team that combines over 100 years of experience in the agricultural industry and academia."

Ajith Anand: Specializing in biotechnology, genome engineering, marker development, and genomics, our collective efforts have resulted in the publication of over 200 peer-reviewed papers and the acquisition of 3 provisional patents.

Angel Fernandez: Our members have presented at numerous national and international conferences, sharing our groundbreaking research."

[Cut to scenes of team members working]

Chandra Emani: "Our team includes experts who have worked for Fortune 500 companies and alumni from prestigious institutions such as UC Berkeley, UC Davis, and the University of Iowa. Among us is a former student of Nobel Laureate Jennifer Doudna."

Arturo Ortega: We've applied our expertise across a wide range of crops, including corn, soybean, wheat, sorghum, cotton, tomato, and peanut. We have successfully led numerous technology transfer projects, bringing innovative solutions from the lab to the field."

End

[Cut to a passionate speaker addressing a crowd]

Speaker: "We need your help to make this a reality! We're launching a crowdfunding campaign to fund further research and development of CRISPR-Cas9 technology for peanut allergies."

[Text on screen: "Join Us in Making a Difference"]

Narrator: "Your contribution will directly impact the lives of millions of people worldwide. Together, we can turn the tide against peanut allergies and unlock a future where everyone can enjoy food without fear."

[Closing Shot: A hopeful image of a child happily eating a peanut butter sandwich]

Narrator: "Join us on this journey. Together, let's make peanuts safe for everyone."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.